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                                                 File Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-96289


PROSPECTUS

                         FREEDOM SECURITIES CORPORATION

                        1,389,358 SHARES OF COMMON STOCK

     THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" COMMENCING ON PAGE 4 IN DETERMINING WHETHER TO PURCHASE SHARES OF COMMON STOCK.

     This prospectus covers 1,389,358 shares of our common stock. These shares may be offered and sold from time to time by some of our stockholders. These stockholders acquired our shares when Gibraltar Securities Co. merged with and into our wholly-owned subsidiary, Freedom Securities Holding Corporation, and have also acquired our shares in connection with option exercises. We will not receive any of the proceeds from the sale of common stock in this offering. We will pay all expenses of registering the shares for resale by the selling stockholders, but the selling stockholders will pay any brokerage commissions or discounts associated with the sale of the shares.

     We expect that the selling stockholders may make sales under this prospectus in the following ways:

          -    broker or dealer transactions;

          -    block trades on the New York Stock Exchange;

          -    over-the-counter market; or

          -    privately negotiated sales or otherwise.

     The selling stockholders will decide if and when they will offer and sell all or a portion of the shares of common stock and the terms of those offers and sales. They will sell the shares at the current market price or at negotiated prices at the time of sale. When we refer to the "selling stockholders," we mean those persons referred to in this prospectus under "Plan of Distribution."

     Our common stock is listed on the New York Stock Exchange under the symbol "FSI." On February 3, 2000, the last sale price of our common stock on the NYSE was $12.00 per share.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is February 18, 2000.


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                                TABLE OF CONTENTS

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                                                                                                                 PAGE
                                                                                                                NUMBER
                                                                                                                ------

THE COMPANY........................................................................................................3
RISK FACTORS.......................................................................................................4
USE OF PROCEEDS...................................................................................................12
PLAN OF DISTRIBUTION..............................................................................................12
SELLING STOCKHOLDERS..............................................................................................14
LEGAL MATTERS.....................................................................................................15
EXPERTS...........................................................................................................15
WHERE YOU CAN FIND MORE INFORMATION...............................................................................15


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                                   THE COMPANY

     Freedom is a retail brokerage and investment banking firm. We operate through five principal subsidiaries:

     - Tucker Anthony Incorporated (known as Tucker Anthony), headquartered in Boston, is a Northeast and Mid-Atlantic regional brokerage and investment banking firm. Tucker Anthony's divisions include Tucker Anthony Cleary Gull, an investment banking and institutional brokerage firm, Gibraltar Securities, a brokerage and investment advisory firm, and Hopper Soliday, a municipal finance and underwriting brokerage firm.

     - Sutro & Co. Incorporated, headquartered in San Francisco, is a West Coast regional brokerage and investment banking firm.

     - Cleary Gull Investment Management Services, Inc., is an asset management firm based in Milwaukee.

     - Hill Thompson Magid & Co., based in New Jersey, is an over-the-counter trading firm.

     - Freedom Capital Management Corporation is a Boston-based asset management firm.

Each of our locally-managed subsidiaries uses its name recognition, historical areas of expertise and close community ties to serve clients in its respective region. We seek to avoid cost duplication by providing shared clearing and support services to our local organizations.

     Our primary lines of business are:

     -    our full-service, retail brokerage operations

     -    our capital markets activities

     -    our asset management operations

     The retail operations of Tucker Anthony and Sutro have traditionally been the core of our business. In our retail business our goal is to develop strong relationships with our clients by combining a community focus with the range and quality of services offered by national brokerage firms.

     Our equity capital markets business provides equity research, investment banking, institutional sales, trading and syndication services to a national client base. The business primarily targets emerging and middle market companies in specific industries. We also provide clients access to a range of fixed income products including municipal securities, U.S. government and agency securities, mortgage related securities, and corporate investment-grade and high-yield bonds.

     Our asset management operations manage the resources of public sector entities, high net worth individuals and others, and also manage money market funds for our other clients. Freedom Capital in particular has developed a strong reputation managing funds for local Massachusetts municipalities and agencies and servicing sectors of the union pension fund market. We are also growing our corporate funds management business.

     Our business strategy seeks to:

     -    be competitive and improve the profitability of our retail operations

     -    focus/leverage our equity capital markets activities

     -    grow our asset management business

     -    seek opportunistic, strategic acquisitions


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     During 1999, we grew our operations through several acquisitions. We acquired four firms: Hopper Soliday & Co., Inc., a municipal finance and underwriting brokerage firm; Charter Investment Group, Inc., a brokerage firm based in Portland, Oregon; Gibraltar Securities Co., a New Jersey-based regional brokerage and investment advisory service firm; and Hill Thompson Magid & Co., a New Jersey based over-the-counter trading firm.

     Freedom was incorporated in November 1996 under the laws of Delaware. Our principal executive offices are located at One Beacon Street, Boston, Massachusetts and our telephone number is (617) 725-2000. As used in this prospectus, "we," "us," "our" and "Freedom" refer to Freedom Securities Corporation, a Delaware corporation, and its wholly-owned subsidiaries.

                                  RISK FACTORS

     Investors should consider carefully the following risks before they decide to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also adversely impact our business. If any of the following risks, or these additional risks, actually occur, they could adversely affect our business, financial condition or operating results, which could adversely affect the trading price of our common stock.

       STOCK MARKET RISK COULD ADVERSELY AFFECT OUR BUSINESS IN MANY WAYS.

     As a brokerage and investment banking firm, our business depends heavily on conditions in the financial markets and on economic conditions generally, both domestically and abroad. Over the past several years, the stock markets in the United States and elsewhere have achieved record or near record levels, generating substantial revenues for firms in the securities industry. The stock market has recently experienced significant volatility, however, including some of the largest single day point declines in history. After the stock market declines in October 1987 and October 1989, many firms in the industry suffered financial losses and the level of individual investor trading activity decreased. Extreme volatility and instability in the market could significantly harm our business for many reasons, including those described below.

BECAUSE A SIGNIFICANT PORTION OF OUR REVENUE IS DERIVED FROM TRADING COMMISSIONS AND MANAGEMENT AND ADVISORY FEES, REPEATED OR PROLONGED SLOWDOWNS IN MARKET TRADING COULD SIGNIFICANTLY HARM OUR PROFITABILITY.

     Our commission and fee revenues depend heavily on the volume, prices and liquidity of the stock market. As a result, unstable market conditions could adversely affect our business in the following ways.

          - Decreased market liquidity may reduce the amount of trades we execute for our customers, which would reduce our commission revenues.
          - A drop in stock prices would reduce the management fees received for assets under our management, since these fees are generally based on the asset value of the portfolio.
          - Unfavorable market conditions may also reduce the number and size of transactions for which we provide underwriting and mergers and acquisitions advisory services, which would decrease the fees we derive from these services.

     If stock market volatility negatively affects these sources of revenue, our profitability would suffer.

A VOLATILE STOCK MARKET COULD ALSO ADVERSELY AFFECT THE RETURNS WE REALIZE FROM OUR ACTIVITIES AS A PRINCIPAL.

     We often purchase, sell or short sell securities as a principal in connection with our market making, principal trading, arbitrage and underwriting activities. A volatile stock market may affect our asset value and the return we realize from activities we pursue as a principal in the following ways.

          - An overall decline in stock prices reduces the market value of securities we hold in inventory as assets.
          - To the extent we hold "short" positions (i.e., have sold assets we do not own), an unanticipated increase in stock prices could expose us to substantial damages or losses if we are forced to acquire assets in the rising market to complete these "short" sales.
          - Declines in the value of any stock we hold and general illiquidity in the market make it more difficult for us to manage our portfolio because we cannot always sell our securities when we want to or otherwise hedge our securities positions.


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     As a result of our underwriting and arbitrage activities, from time to time we have large position concentrations in securities of, or commitments to, a single issuer or issuers engaged in a specific industry. In addition, competition in the major capital markets and other factors are inducing lead underwriters to make larger commitments, such that an underwriter (including a co-manager) may from time to time retain significant position concentrations in individual securities. These concentrations increase our exposure to specific credit and market risks. These types of large positions have in the past resulted and might in the future result in higher trading losses for us than would occur if our positions and activities were less concentrated.

TO THE EXTENT OUR CUSTOMERS, OR COUNTERPARTIES IN TRANSACTIONS WITH US, ARE MORE LIKELY TO SUFFER FINANCIAL SETBACKS IN A VOLATILE STOCK MARKET ENVIRONMENT, OUR RISK OF LOSS DURING THESE PERIODS WOULD INCREASE.

     Declines in the market value of securities can result in the failure of buyers and sellers of securities to fulfill their settlement obligations, and in the failure of our customers to fulfill their credit obligations. During market downturns, counterparties to us in securities transactions may be less likely to complete transactions. Also, we often permit our customers to purchase securities on margin, i.e., to borrow a portion of the purchase price from us and collateralize the loan with a set percentage of the securities. During steep declines in stock prices, the value of the collateral securing margin purchases may drop below the amount of the purchaser's indebtedness. If the customer is unable to provide additional collateral for these loans, we may lose money on these margin transactions. In addition, particularly during market downturns, we may face additional expense defending or pursuing claims or litigation related to counterparty or customer default.

UNEXPECTED DOWNTURNS IN NEW EQUITY OFFERINGS COULD ADVERSELY AFFECT OUR PROFITABILITY.

     Concerns over, among other things, inflation, rising interest rates and slowdowns or reversals of investment funds into the U.S. equity markets may cause market uncertainty and discourage new equity offerings. The number and size of new equity offerings are historically volatile, as are the secondary market trading volume and prices of newly-issued securities. Because new offerings increase the potential for secondary market trading activity by increasing the number of securities available for trading, if the number and/or size of new equity offerings or the secondary market trading volume of these offerings decline, our commissions and fee revenues may decline and we may realize lower revenues from our underwriting activities.

          USE OF DERIVATIVE FINANCIAL INSTRUMENTS CREATES UNIQUE RISKS.

     When we buy and trade securities as a principal we may enter into derivatives transactions, primarily to manage our own interest costs, and also as an alternative to investment in the cash markets. Although we use derivatives to manage risks, derivatives have risks of their own that may be greater than transactions in the underlying securities. For example, sharp movements in price or reductions in liquidity in the cash markets may translate into even greater volatility in the price and liquidity of derivatives. Derivatives also suffer from risks unique to the derivatives market, in part due to the additional complexity of and potential for leverage in the derivatives market. Because initial margin deposits required to establish derivatives positions are often low in derivatives transactions, a small movement in price can cause substantial losses. Dealing in derivatives involves a credit risk that the counterparty will not fulfill its contractual obligations, as well as other legal, operational and reputational risks less common in the cash markets. We manage the risks associated with derivatives trading as part of our overall plan of risk management, but we cannot guarantee that our use of derivatives will not materially and adversely affect our results of operations or financial condition in any particular period.

     GENERAL ECONOMIC AND POLITICAL CONDITIONS DIRECTLY AFFECT OUR BUSINESS.

     Many factors outside our control may directly affect the securities business, in many cases in an adverse manner. These include economic and political conditions, broad trends in business and finance, legislation and regulation affecting the national and international business and financial communities, currency values, inflation, market conditions, the availability and cost of short-term or long-term funding and capital, the credit capacity or perceived creditworthiness of the securities industry in the marketplace and the level and volatility of interest rates. In particular, a sizable portion of our inventory is sensitive to interest rates. As interest rates rise or fall, there is a corresponding increase or drop in our assets. Fluctuations in interest rates, as well as the effects of any one or more of the other factors listed above, may at times reduce levels of trading activity, securities offerings and merger and acquisition activities, which could in turn reduce revenues from our brokerage, trading, institutional sales and investment banking activities.


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                  WE FACE INTENSE COMPETITION IN OUR INDUSTRY.

     Our business will suffer if we do not compete successfully. All aspects of our business and of the securities industry are intensely competitive. We expect competition to continue and intensify in the future.

BECAUSE MANY OF OUR COMPETITORS HAVE GREATER RESOURCES AND OFFER MORE SERVICES THAN WE DO, INCREASED COMPETITION COULD HAVE A MATERIAL AND ADVERSE EFFECT ON OUR PROFITABILITY.

     We compete directly with national and regional full-service broker-dealers, and to a lesser extent with discount brokers and dealers, investment banking firms, investment advisors and commercial banks. We also compete indirectly for investment assets with insurance companies and others.

     Although we believe we have competitive advantages, such as the qualifications and experience of our professional staff, our reputation in the marketplace and our existing client relationships, a number of our competitors have significantly greater capital and financial resources than we do. The financial services industry has recently undergone significant concentration as numerous securities firms have either ceased operations or been acquired by or merged into other firms. These mergers and acquisitions have further concentrated equity capital and other financial resources in the industry and increased competition. Many of our competitors use their significantly greater financial capital and scope of operations to offer their customers more product offerings, broader research capabilities, access to international markets and other products and services not offered by us. General competitive pressures facing full-service firms, such as ours, may impair our future ability to charge our customers commissions at currently prevailing rates.

WE FACE COMPETITION FROM NEW ENTRANTS INTO THE MARKET AND INCREASED USE OF ALTERNATIVE SALES CHANNELS BY OTHER FIRMS.

     Domestic commercial banks and investment banking boutiques have recently ventured into the broker dealer-business, and large international banks have begun serving our markets as well. Recent and pending legislative and regulatory initiatives intended to ease restrictions on the sale of securities by commercial banks are already beginning to increase competition. This increased competition could cause our business to suffer.

     The industry of electronic and/or discount brokerage services is also rapidly developing. The increased competition from competitors and issuers using new technology may materially and adversely affect our operating results and financial position. Competitors offering Internet-based or other electronic brokerage services may have lower costs and offer their customers more attractive pricing and more convenient services than we do. Although we offer on-line account access and other services, we do not currently offer electronic brokerage services. In addition, we anticipate that these channels may be used in the future for new securities offerings and expect additional competition from underwriters who will attempt to conduct offerings of securities for emerging and middle-market companies through new distribution channels such as the Internet. Issuers may even bypass financial intermediaries altogether and offer their shares directly to purchasers through the Internet and other electronic channels.

          WE DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL.

OUR BUSINESS IS A SERVICE BUSINESS THAT DEPENDS HEAVILY ON HIGHLY SKILLED PERSONNEL AND THE RELATIONSHIPS THEY FORM WITH CUSTOMERS.

     Our business, as a service business, relies heavily upon our highly skilled and often highly specialized employees. Our business will suffer if we are unable to retain these employees and attract new highly qualified personnel. Specifically, our prospects depend heavily upon retention of senior management and retail investment executives, research, investment banking, public finance, institutional sales and trading, money management, arbitrage traders and administrative professionals.

     In our investment banking business, our strategy is to establish relationships with prospective corporate clients prior to transactions, and to maintain these relationships over the long term by providing advisory services in public or private offerings of equity or debt securities and in merger and acquisition transactions. With respect to state and local government clients, we seek to establish long-term relationships by providing advisory and underwriting services. Research professionals help us secure roles in managing public offerings and in providing other investment banking services. If research or other professionals that have been important to an investment banking relationship leave us, as some have in the past, we could lose customers, which could materially and adversely affect our results.


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     We generally do not enter into written employment agreements with our investment professionals and, as a result, these employees can stop working with us at any time. Investment executives typically take their clients with them when they leave. From time to time, we have lost equity research, investment banking, public finance, and institutional sales and trading professionals and retail investment executives and some have taken customers away from us. We cannot assure investors that we will successfully retain our key personnel or attract, assimilate and retain other highly qualified personnel in the future, and our failure to do so could materially and adversely affect our business, financial condition and operating results.

COMPETITION FOR PERSONNEL WITHIN THE FINANCIAL SERVICES INDUSTRY HAS INCREASED AND IS INTENSE.

     The cost of retaining skilled professionals in the financial services industry has escalated considerably as competition for these professionals has intensified. Employers in the industry are increasingly offering guaranteed contracts, upfront payments and increased compensation. This can be an important factor in an employee deciding to leave us. As the competition for skilled professionals in the industry increases, we may have to devote more significant resources to attracting and retaining qualified personnel. This could materially and adversely affect our financial position, cash flows and results of operations.

         LOCALIZED CONDITIONS IN PARTICULAR REGIONS OF THE UNITED STATES
                       MAY ADVERSELY AFFECT OUR BUSINESS.

     Our customers are and have historically been concentrated in the northeastern, mid-Atlantic and western regions of the United States. Our revenue is derived largely from our operating subsidiaries in those regions.

          - Tucker Anthony, which is concentrated in the northeastern and mid-Atlantic United States, generated approximately 62% of our 1999 operating revenue.

          - Sutro, which is concentrated in the western United States, generated approximately 30% of our 1999 operating revenue.

     Because of this concentration, we are dependent on market conditions in these regions. A significant downturn in any of our principal operating regions could materially and adversely affect the underwriting and brokerage businesses of our subsidiaries. Also, an economic downturn in any of these regions could adversely effect our retail clients and/or emerging and middle market companies or growth industries in the affected regions, which could reduce the business that we derive from these customers.

     OUR BUSINESS IS SUBJECT TO QUARTERLY FLUCTUATIONS SO PERIOD-TO-PERIOD
                 COMPARISONS MAY BE DIFFICULT FOR OUR INVESTORS.

     We have experienced, and may experience in the future, significant seasonality in our business. For example, historically, our revenues increase in the fourth quarter of the year, due largely to higher trading volumes in the securities markets at year end. If this trend continues, period-to-period comparisons of our revenues and operating results will not necessarily be meaningful and investors should avoid relying on these comparisons as indicators of future performance.

           OUR RELATIONSHIP WITH WEXFORD IS CRITICAL TO OUR BUSINESS.

     We have entered into an arrangement with Wexford Clearing Services Corporation, a guaranteed wholly-owned subsidiary of Prudential Securities Incorporated, under which Wexford acts as our clearing broker. We believe this relationship is very important to our success; the loss of this relationship could materially and adversely affect us. We coordinate our communications and information systems with Wexford's clearing information systems and Wexford provides us with information we need to run our business, such as commission runs, transaction summaries, data feeds for various reports (including compliance and risk management), execution reports, trade confirmations, and monthly account statements, as well as cashiering functions and the handling of margin accounts.

     Our agreement with Wexford expires April 3, 2001, subject to annual renewals and to Wexford's right to earlier terminate the agreement if we fail to meet the financial tests required by the agreement. Either Wexford or we may renegotiate the financial terms and services of the agreement following the initial term. Failure to continue and renew our agreement with Wexford on acceptable terms or to find an adequate substitute for Wexford's services, or any failure or interruption of services by Wexford, could have a material adverse effect on our financial condition and results of operations. In the event that our relationship with Wexford were terminated, we would face difficulties in finding a replacement on comparable terms. In addition, any deterioration in Wexford's or its parent's financial condition could materially and adversely affect us.


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 LACK OF SUFFICIENT LIQUIDITY COULD IMPAIR OUR BUSINESS AND FINANCIAL CONDITION.

     Liquidity is essential to our business. If we had insufficient liquid assets, we would be forced to curtail operations and our business would suffer. The principal sources of our cash and liquidity are financing activities, commissions, fees, collateralized repurchase agreements and financing provided by Wexford.

     Our liquidity requirements may change in the event we need to raise more funds than anticipated to increase inventory positions, support more rapid expansion, develop new or enhanced services and products, acquire complementary businesses or technologies or respond to unanticipated requirements. Tucker Anthony, Sutro, Freedom Capital and their respective subsidiaries generate substantially all of our revenues. We rely exclusively on financing activities and distributions from our subsidiaries for funds to pay dividends, implement our strategies and repurchase shares. Net capital rules, restrictions under our credit facility or borrowing arrangements of our subsidiaries, and earnings, financial condition and cash requirements of our subsidiaries may each limit distributions from our subsidiaries.

     In the event existing internal and external financial resources do not satisfy our needs, we may have to seek additional outside financing. The availability of outside financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, credit ratings and credit capacity, as well as our specific financial position. We cannot assure investors that our internal sources of liquidity will prove sufficient, or if they prove insufficient, that we will successfully obtain outside financing on favorable terms, if at all.

     We currently finance our customer accounts and firm trading positions through an uncommitted financing arrangement with Wexford. We retain risk with respect to this financing because we have agreed to indemnify Wexford for losses sustained in connection with accounts of our customers.

                       OUR BANK DEBT IMPOSES RESTRICTIONS.

     Our bank borrowings may impose restrictions on our ability to enter into transactions that we believe are advantageous. In addition, if we do not meet financial ratio requirements in the bank debt, we would be in default. A default would have serious consequences for us. As of December 31, 1999, we were in compliance with all financial covenants.

     We currently maintain a $100 million senior revolving credit facility with BankBoston, N.A. as agent for several lenders. As of December 31, 1999, we had $50 million drawn down under the credit facility. We also maintain, through two of our subsidiaries, a fixed asset credit facility with BancBoston Leasing Inc. with an outstanding balance of approximately $10.3 million as of December 31, 1999.

     The terms of the revolving credit facility require that we and our principal subsidiaries maintain specified financial ratios and satisfy financial tests, including, among others, a minimum interest coverage ratio, a minimum debt service coverage ratio and a maximum leverage ratio. Events beyond our control may affect our ability to comply with these financial ratios and tests, and there can be no assurance that our operating results will comply with these provisions. A breach of any of these covenants would result in a default under the credit facility. Upon a default, the lenders could declare all amounts borrowed under the credit facility and accrued interest immediately due and payable. Under the terms of the fixed asset facility, BancBoston Leasing, Inc. could also accelerate the amounts due under the fixed asset facility if we were in default under the revolving credit facility. If we were unable to repay these amounts, the lenders could proceed against the collateral securing the loan to repay the indebtedness and other obligations due and payable under the credit facility. If our lenders accelerate the fixed asset credit facility, we may not have enough funds to repay in full that indebtedness and our other indebtedness.

     WE ARE HIGHLY DEPENDENT ON OUR COMMUNICATIONS AND INFORMATION SYSTEMS.

     Because our industry is highly computerized, our business depends heavily on communications and information systems. Any failure or interruption of our systems or those of any of our subsidiaries or Wexford could delay our securities trading activities and cause financial loss, disruption of business, liability to clients, regulatory intervention and/or reputational damage. We expect that we will need to continue upgrading our systems to address competitive pressures and technological innovation. However, we cannot assure investors that we will do so without substantial expense or that the capacity or performance of our systems will prove sufficient. In addition, we cannot assure investors that we, our subsidiaries, data service providers or Wexford will not suffer any systems failure or interruption, whether caused by earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war


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or otherwise. We cannot guarantee that our subsidiaries' or Wexford's back-up procedures and capabilities in the event of any failure or interruption will prove adequate.

    OUR BUSINESS EXPOSES US TO POTENTIAL CIVIL LITIGATION AND SECURITIES LAWS
                                   LIABILITY.

     Many aspects of our business expose us to liability risks. Substantial legal liability or significant regulatory actions could have a material adverse financial effect on us and significantly damage our reputation in the industry.

     In addition to damages and other monetary penalties we might incur, we may incur significant legal and other expenses in defending these lawsuits and regulatory enforcement proceedings, even if the claims are frivolous and without merit. Consistent with industry practice, our insurance does not cover us for all liabilities that we may incur. In addition, our charter documents and those of our subsidiaries require indemnification of our respective officers, directors and agents to the maximum extent permitted by law. Defending against lawsuits or regulatory enforcement actions also may divert the attention and efforts of our management and employees from their other responsibilities.

WE OPERATE UNDER EXTENSIVE GOVERNMENT REGULATION.

     Because we operate in a highly regulated industry, we face substantial potential regulatory enforcement liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, other governmental agencies and the self-regulatory organizations ("SROs") such as the New York Stock Exchange. We face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations, and judicial or administrative proceedings that may result in substantial penalties for us and/or our employees, directors or officers. Among other things, we could be fined, have our registration as a broker-dealer, investment advisor or other regulated entity revoked or be enjoined from engaging in specified business activities.

CIVIL CLAIMS ARE A SIGNIFICANT THREAT TO OUR BUSINESS.

     Because of the nature of our business, from time to time, we face claims of misconduct, negligence, breach of contract and other civil claims by our customers and business partners, arising from our retail and institutional brokerage, underwriting and other business activities. For example, plaintiffs may allege that investments sold to them were inappropriate for their portfolios, that we failed to apprise them of the relevant investment risks, or that our investment executives engaged in excessive or unauthorized trading with respect to their accounts. The likelihood of this litigation depends largely on the conduct of our investment executives and the success of our investment vehicles. We have made payments to plaintiffs in the past, and we may have to make substantial payments in the future.

     Moreover, companies that underwrite securities offerings, such as Tucker Anthony and Sutro, risk considerable liability under federal and state securities laws for material misstatements and omissions in prospectuses, other information they distribute in connection with offerings, and communications made to securities analysts and others. Underwriting securities for emerging and middle market companies, as we do, entails even greater risk due to the uncertainty of the performance of these companies and their stock. A substantial number of lawsuits have been brought against participants in the securities brokerage industry in recent years, including many class action suits seeking substantial punitive and other damages.

    MISTAKES OR ACTS OF FRAUD BY EMPLOYEES ARE DIFFICULT TO DETECT AND DETER
       AND MAY RESULT IN SIGNIFICANT LOSSES TO US THAT WE CANNOT RECOVER.

     Employee errors, misconduct and fraud (including unauthorized transactions by traders), as well as failures in the processing of securities transactions, expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity.

     We determined that a former employee improperly valued some of our securities positions over the first eleven months of 1997 to conceal his trading losses. We determined in the fourth quarter of 1997 that this employee was responsible for $2,631,000 in losses. We notified the SEC and the NYSE of this situation. We have conducted an internal review of the specific trading loss and our reports and procedures relating thereto and have enhanced procedures where appropriate. The SEC is investigating this matter. We do not expect that the results of this investigation will have a material adverse effect on our business, financial condition or operating results.


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


            OUR RISK MANAGEMENT POLICIES AND PROCEDURES MAY LEAVE US
                 EXPOSED TO UNIDENTIFIED OR UNANTICIPATED RISK.

     Although we have developed risk management procedures and policies to identify, monitor and manage risks, we cannot assure investors that our procedures will be fully effective. Our risk management methods may not effectively predict the risks we will face in the future, which may be different in nature or magnitude than past experiences. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients and other matters provided by third parties. This information may not be accurate, complete, up-to-date or properly evaluated, and our risk management procedures may be correspondingly flawed. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure investors that our policies and procedures will be fully effective.

            THE REGULATION OF OUR INDUSTRY IS EXTENSIVE AND COMPLEX.

     The securities industry in the United States is subject to extensive regulation under both federal and state laws and the regulations of governmental agencies, including the SEC and SROs.

     The goal of regulatory bodies that oversee our operations is to safeguard the integrity of the securities and other financial markets and protect the interests of customers participating in those markets. These regulatory bodies do not attempt to protect the interests of our stockholders as such. We must comply with the laws, rules and regulations of regulatory bodies in the United States, such as the SEC, the New York Stock Exchange, the National Association of Securities Dealers, the Commodities Futures Trading Commission, the National Futures Association and the Municipal Securities Rulemaking Board. Failure to comply with any of these laws, rules or regulations, the application of which may be unclear under some circumstances, could materially and adversely affect us. We may face censure, civil penalties (including treble damages in the case of insider trading violations), fines, the issuance of cease-and-desist orders, the deregistration or suspension of a broker-dealer, investment adviser or futures commission merchant, the statutory disqualification of officers or employees or other adverse consequences. Even absent these penalties, administrative or judicial proceedings or arbitrations could materially and adversely affect our perceived creditworthiness, reputation and competitiveness. Our customers or others who allege a violation of applicable regulations may also seek compensation or other relief from us, including the unwinding of the transaction at issue.

     Each of our registered broker-dealer subsidiaries face specific, extensive regulation in the United States at both the federal and state levels. Broker-dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record keeping and the conduct of directors, officers and employees.

     Regulations of general application, in addition to regulations specifically applicable to financial market intermediaries, may also affect our businesses. For example, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board), among other rules and laws, could affect the volume of our underwriting, merger and acquisition and principal investment business in a given time period. Industry-specific legislation or regulations could also affect the level of business and financing activity in each of the industries on which we and our subsidiaries focus.

     The regulatory environment in which we operate may change. New or revised legislation or regulations imposed by domestic or foreign governmental authorities or SROs, or changes in existing laws and rules or the interpretation or enforcement of these laws and rules, could materially and adversely affect our business, financial condition and operating results. For example, from time to time some have proposed various forms of anti-takeover legislation and legislation that could affect the benefits associated with financing leveraged transactions with high-yield securities. If enacted, this legislation could adversely affect the volume of merger and acquisition business. This reduction in volume could in turn adversely affect our underwriting, advisory and trading revenues related thereto.

     Our ability to comply with laws and rules is highly dependent upon the success of our compliance system. The compliance system can only be successful if we can attract and retain qualified compliance personnel. Competition for compliance personnel is escalating, which increases our costs for maintaining a successful compliance program.

                   WE ARE SUBJECT TO NET CAPITAL REQUIREMENTS;
    FAILURE TO COMPLY WITH THESE RULES WOULD SIGNIFICANTLY HARM OUR BUSINESS.

     The SEC, the New York Stock Exchange and various other securities exchanges and regulatory bodies in the United States require broker-dealers to maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. These rules affect each of our broker-dealer subsidiaries. These rules require broker-dealers to maintain a substantial portion of their assets in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to suspension or revocation of its registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies, and ultimately may require its liquidation. Compliance by our broker-dealer subsidiaries with the net capital rules could have material and adverse consequences such as:

          - limiting our operations that require intensive use of capital, such as underwriting or trading activities; or

          - restricting us from withdrawing capital from our subsidiaries, even where our broker-dealer subsidiaries have more than the minimum amount of required capital. This, in turn, could limit our ability to pay dividends, implement our strategies, pay interest on and repay the principal of our debt and/or repurchase shares.

In addition, a change in the net capital rules or the imposition of new rules affecting the scope, coverage, calculation or amount of net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

      WE MAY NOT BE ABLE TO SUCCESSFULLY ACQUIRE NEW COMPANIES OR INTEGRATE
                      EFFECTIVELY ANY COMPANIES WE ACQUIRE.

     We expect to continue acquiring companies with complementary businesses that might strengthen or expand our geographical or products offering base. We cannot guarantee that we will successfully identify or acquire these companies. Even if we do identify appropriate targets, we may not be able to negotiate appropriate terms of acquisition or obtain necessary financing.

     The acquisition of companies itself poses risks. Generally accepted accounting principles require us to amortize expenses related to goodwill and other intangible assets we acquire, which will reduce our earnings. We may issue additional shares of capital stock and/or incur additional debt to finance new acquisitions, both of which will dilute the interests of existing stockholders. Acquired companies may not increase our profitability. Moreover, we cannot guarantee effective integration of the acquired companies' personnel, operations, products and services into our own business. Any or all of these effects may materially and adversely affect our financial condition, results of operations and cash flows.

            CONTINUED GROWTH MAY STRAIN OUR RESOURCES AND OUR ABILITY
                TO EFFECTIVELY COMPLY WITH INDUSTRY REGULATIONS.

     One of our strategies is to grow through acquisitions. The growth of our business and expansion of our customer base has and will continue to strain our management and administrative resources. It will also require increased investment in management personnel and financial, administrative and communication systems. Unless offset by a growth of revenues, the costs associated with these investments will reduce our operating margins. We cannot assure investors that we will be able to manage or continue to manage our recent or future growth successfully. The inability to do so could have a material adverse effect on our business, financial condition and operating results.

         As the size and complexity of our business have increased, the procedures for complying with applicable rules and regulations have become more complex and burdensome. We have implemented and continue to implement formal compliance procedures to respond to these changes. Our future operating results will depend on our ability to continue improving and refining our compliance procedures.

       OUR OWNERSHIP IS CONCENTRATED, WHICH MAKES TAKEOVERS MORE DIFFICULT AND REDUCES THE ABILITY OF STOCKHOLDERS TO INFLUENCE OUR POLICIES.

     As of the date of this Prospectus, affiliates of Thomas H. Lee Company own approximately 23% of our outstanding common stock and our employees and officers as a group own approximately 40%. This concentration of ownership and voting power may accelerate, delay or prevent a change in our control. It may also affect the ability of particular stockholders to influence our policies.

                           PROVISIONS OF DELAWARE LAW
                 AND OUR CHARTER MAY MAKE A TAKEOVER DIFFICULT.

     We are organized under the laws of the State of Delaware. Provisions of Delaware law applicable to us and provisions of our certificate of incorporation, including the following provisions, may effectively discourage a potential acquiror from making an offer for our outstanding capital stock or impede other transactions that stockholders believe are favorable:

     - Some provisions in our certificate of incorporation may make the removal of incumbent directors and management more difficult.

     - Our charter prohibits stockholders from calling special meetings of stockholders, and requires unanimity for stockholders to act by written consent.

     - Our charter requires stockholders to provide advance notice in order to nominate persons for election as directors, or to submit proposals for consideration at a stockholders' meeting.

     - Our certificate of incorporation permits our directors to authorize and issue series of preferred stock with rights and powers determined by the board of directors, without any vote or action by stockholders. Thus, our directors can authorize and issue shares of preferred stock with voting, conversion, redemption, dividend, liquidation and/or other rights and preferences that could adversely affect the rights of holders of our common stock. In particular, our board could issue preferred stock with terms that might make it difficult for a third party to gain control of us, discourage bids for our common stock, reduce the premium that otherwise might be offered for our common stock or otherwise adversely affect the market value of our common stock.

  THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT MAY NOT PROVE TO BE
                              ACCURATE OR COMPLETE.

     This prospectus contains or incorporates both historical and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipates", "believes", "expects", "intends", "future", and similar expressions identify forward-looking statements. Any "forward-looking" statements in this prospectus reflect our current views with respect to future events and financial performance, and are subject to a variety of factors that could cause the actual results or performance to differ materially from historical results or from the anticipated results or performance expressed or implied by the forward-looking statements. Because of these factors, we cannot assure you that the actual results or developments that we anticipate will be realized or, even if substantially realized, that they will have the anticipated results. The risks and uncertainties that may affect our business include, but are not limited to, those set forth in this Risk Factors section. Readers should not place undue reliance on the forward-looking statements, which speak only as of the date hereof, and should be aware that except as the law may otherwise require, we undertake no obligation to publicly revise any forward-looking statements to reflect events or circumstances that may arise after the date of this prospectus.

                                 USE OF PROCEEDS

     All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of common shares by the selling stockholders.

                              PLAN OF DISTRIBUTION

     On September 1, 1999, our wholly-owned subsidiary, Freedom Securities Holding Corporation, acquired Gibraltar Securities Co., a New Jersey corporation. Under the terms of the merger agreement, we issued an aggregate of 1,380,626 shares of our common stock to shareholders of Gibraltar as part of the consideration for the merger. In addition, we converted stock options to purchase shares of Gibraltar common stock into options to purchase common stock of Freedom Securities Corporation.

     At the same time, we entered into an agreement with each shareholder of Gibraltar. As part of these shareholder agreements, we agreed to register for resale, upon demand, the shares of our common stock that were issued in connection with the merger. This registration statement has been filed as a result of a shareholder demand. We are also including in this registration statement shares that have been issued since the merger in private placement transactions upon the exercise of former Gibraltar options. As set forth under these shareholder agreements, we have agreed to use our best efforts to maintain the effectiveness of this registration statement until the earlier of the date all shares registered have been sold, or September 1, 2000. Accordingly, no sales may be made pursuant to this prospectus after the period of effectiveness has lapsed unless we amend or supplement this prospectus to extend the period of effectiveness.

     The selling stockholders may sell all, some or none of the shares of common stock offered by this prospectus. As used in this prospectus, the term "selling stockholders" includes pledgees, donees or transferees who may later hold the interests of the original selling stockholders in our common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares. The selling stockholders may sell the shares on the New York Stock Exchange, in the over-the-counter market, in private sales or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholders may sell some or all of their shares of common stock through:

     - a block trade in which the broker or dealer attempts to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal, and resale by the same broker or dealer for its account under this prospectus;

     - an exchange distribution under the rules of the exchange, if the securities are then listed on an exchange;

     - ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

     - transactions exempt from registration under the Securities Act of 1933 (the "Securities Act").

     Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of the shares, as their agents in connection with the sale of securities. In effecting sales, brokers, dealers or other agents engaged by the selling stockholders may arrange for other brokers, dealers or agents to participate.

     The selling stockholders and any underwriter, dealer or agent who participates in the distribution of shares offered by this prospectus may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. In addition, any discount, commission or concession received by these persons may qualify as underwriters' compensation under the Securities Act.

     The selling stockholders may indemnify any broker, dealer or other agent that participates in transactions involving the sale of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders for liabilities, including liabilities arising under the Securities Act.

     We have also advised the selling stockholders that the anti-manipulation rules under Regulation M of the Exchange Act may apply to their sales of shares of our common stock in the market and to the activities of the selling stockholders and their affiliates.

     In order to comply with the securities laws of certain states, if applicable, our common stock will be sold in these states only through registered or licensed brokers or dealers. In addition, in some states, the common stock may not be sold unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                              SELLING STOCKHOLDERS

     All of the shares of common stock registered for sale under this prospectus are owned by the selling stockholders as the former stockholders or optionholders of Gibraltar Securities Co. All of the shares offered by the selling stockholders were acquired in connection with Freedom Securities Holding Corporation's acquisition of Gibraltar, or upon exercise of former Gibraltar options. Except as otherwise set forth in the footnotes below, none of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates in the past three years other than their positions at Gibraltar Securities Co.

     The following table sets forth information known to us with respect to beneficial ownership of our common stock as of January 31, 2000 by each selling stockholder. The following table assumes that the selling stockholders sell all of the shares registered for sale under this prospectus. We cannot determine the exact number of shares that will be sold. Other than Mr. Sullivan, who owns 1.13% of our outstanding shares as of January 31, 2000, no other selling stockholder holds in excess of one percent (1%) of our outstanding capitalization as of the date of this prospectus. Assuming the sale of all shares registered hereby, none of the selling stockholders will own 1% or more of our outstanding capitalization after these sales.

                                              SHARES          SHARES         SHARES
                                           BENEFICIALLY       OFFERED     BENEFICIALLY
                                          OWNED PRIOR TO      BY THIS      OWNED AFTER
SELLING STOCKHOLDERS                      THE OFFERING(1)   PROSPECTUS   THE OFFERING(1)
--------------------                      ---------------   ----------   ---------------

Bruce D. Baumgarten..................         129,160       129,160              0
Paul E. Butler.......................          98,310        31,752         66,558
David D'Arcangelo....................          97,973        95,973          2,000
Daniel Feigen........................           4,366         4,366              0
Irving Friedman......................          28,829        28,829              0
Allen Jacobson.......................         138,466       138,466              0
James R. Lynch.......................          16,654        16,654              0
Michael J. Manheim...................         131,098       131,098              0
Jeffrey B. McAleney..................         106,277       106,277              0
John J. McGrath......................          16,654        16,654              0
Robert C. Mehlin Jr..................          11,141        11,141              0
Martin Mersky........................           4,366         4,366              0
Charles Kerry Morris.................          18,714        14,714          4,000
Alexander Orfanelli..................          13,145        13,145              0
Joel D. Orris........................          14,991        14,714            277
Victor E. Quagliero..................          12,968        12,968              0
Robert Reimers.......................          27,380        27,380              0
Steve Rosenblum......................         128,730       123,730          5,000
Warren M. Schaffter..................           8,327         8,327              0
Timothy P. Sullivan (2)..............         247,464       247,464              0
Robert M. Sweeney....................           7,757         7,757              0
Benjamin Sylvin......................          30,299        30,299              0
Mark T. Whaley (3)...................         174,124       174,124              0

----------

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under that rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of January 31, 2000 through the exercise of any stock option or other right.
(2) Mr. Sullivan has served as a director of Tucker Anthony since the acquisition of Gibraltar.
(3) Mr. Whaley has served as a director of Freedom Securities Corporation since the acquisition of Gibraltar.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Wilmer, Cutler & Pickering, Washington, D.C.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus and in the registration statement by reference to the Annual Report on Form 10-K of Freedom for the year ended December 31, 1998 have been so incorporated in reliance on the reports of Ernst & Young, LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     - Government Filings. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can also call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which you may access through the SEC's World Wide Web site at http://www.sec.gov.

     - Information Incorporated by Reference. The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering has been completed:

          1. Our Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-13993).

          2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 (File No.
               001-13993).

          3. The description of our common stock in our registration statement on Form S-1, filed with the SEC on September 29, 1998 (File No. 333-62857).

          4. Our Current Reports on Form 8-K, filed with the SEC on July 9, 1999, September 22, 1999 and January 25, 2000.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus. You should direct any requests for documents to:

     Corporate Secretary
     Freedom Securities Corporation
     One Beacon Street
     Boston, Massachusetts 02108
     (617) 725-2000

     You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

     The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.


                                       16